EXHIBIT 99.2

PRETIUM RESOURCES INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2018 AND 2017
 (Expressed in thousands of United States Dollars)

Suite 2300, Four Bentall Centre
1055 Dunsmuir Street, PO Box 49334
Vancouver, BC V7X 1L4

Phone: 604-558-1784
Email: invest@pretivm.com

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited - Expressed in thousands of United States dollars)
		September 30,	December 31,
	Note	2018	2017

ASSETS

Current assets
Cash and cash equivalents		$190,318	$56,285
Receivables and other	3	20,427	19,551
Inventories	4	19,366	25,673
		230,111	101,509
Non-current assets
Mineral properties, plant and equipment	5	1,534,908	1,564,860
Other assets	7	1,644	132
Restricted cash		4,880	5,036
Total assets		$1,771,543	$1,671,537

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	6	$49,682	$60,438
Current portion of long-term debt	7	648,876	374,966
Income taxes payable		35	379
Flow-through share premium		-	135
		698,593	435,918
Non-current liabilities
Other liabilities	6	1,235	511
Long-term debt	7	59,610	293,029
Convertible notes	8	80,747	76,582
Decommissioning and restoration provision	9	19,798	18,436
Deferred income tax liability		16,698	-
		876,681	824,476

EQUITY

Share capital	13	1,134,821	1,125,932
Contributed surplus	13	50,226	49,942
Equity component of convertible notes	8	17,603	17,603
Accumulated other comprehensive loss		(194,685)	(193,772)
Deficit		(113,103)	(152,644)
		894,862	847,061
Total liabilities and equity		$1,771,543	$1,671,537

Contingencies	16
Subsequent events	17

On behalf of the Board:
“David S. Smith”	“George N. Paspalas”
David S. Smith (Chair of the Audit Committee)	George N. Paspalas (Director)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS (LOSS) AND COMPREHENSIVE EARNINGS (LOSS)
(Unaudited - Expressed in thousands of United States dollars, except for share data)

		For the three months ended		For the nine months ended
		September 30,	September 30,	September 30,	September 30,
	Note	2018	2017	2018	2017

Revenue	10	$110,060	$70,875	$345,960	$70,875

Cost of sales	11	72,452	44,912	231,448	44,912

Earnings from mine operations		37,608	25,963	114,512	25,963

Corporate administrative costs		3,142	2,518	9,030	13,114

Operating earnings		34,466	23,445	105,482	12,849

Interest and finance expense	12	(15,976)	(14,773)	(47,415)	(14,766)
Foreign exchange gain (loss)		402	(1,176)	335	146
Loss on financial instruments at fair value	7	(7,321)	(14,210)	(6,377)	(17,970)

Earnings (loss) before taxes		11,571	(6,714)	52,025	(19,741)

Current income tax expense		(1,112)	(606)	(3,446)	(606)
Deferred income tax (expense) recovery		275	345	(14,806)	6,614

Net earnings (loss) for the period		$10,734	$(6,975)	$33,773	$(13,733)

Other comprehensive earnings (loss), net of tax
Items that will not be reclassified to earnings or loss:
Change in fair value attributable to change in credit risk of financial instruments designated at fair value through profit or loss	7	991	-	4,855	-

Comprehensive earnings (loss) for the period		$11,725	$(6,975)	$38,628	$(13,733)

Earnings (loss) per common share
Basic		$0.06	$(0.04)	$0.19	$(0.08)
Diluted	13	$0.06	$(0.04)	$0.19	$(0.08)

Weighted average number of common shares outstanding
Basic		183,069,568	181,317,140	182,634,260	180,943,434
Diluted	13	184,529,626	181,317,140	183,950,555	180,943,434

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in thousands of United States dollars)

		For the three months ended		For the nine months ended
		September 30,	September 30,	September 30,	September 30,
	Note	2018	2017	2018	2017

CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings (loss) for the period		$10,734	$(6,975)	$33,773	$(13,733)
Items not affecting cash:
Current income tax expense		1,112	606	3,446	606
Deferred income tax expense (recovery)		(275)	(345)	14,806	(6,614)
Depreciation and depletion		16,981	8,140	50,912	8,213
Interest and finance expense, net		15,792	14,748	46,984	14,696
Loss on financial instruments at fair value	7	7,321	14,210	6,377	17,970
Settlement of offtake obligation	7	(1,378)	(813)	(3,659)	(813)
Share-based compensation	13	1,503	843	4,092	3,204
Unrealized foreign exchange loss (gain)		(251)	(1,412)	117	(3,347)
Changes in non-cash working capital items:		-
Receivables and other		(1,857)	(370)	(875)	75
Inventories		(304)	(12,139)	4,751	(15,427)
Accounts payable and accrued liabilities		4,061	30,977	(2,577)	35,083
Income taxes paid		(1,075)	-	(3,789)	-
Net cash generated by operating activities		52,364	47,470	154,358	39,913

CASH FLOWS FROM FINANCING ACTIVITIES
Common shares issued		2,304	1,583	2,304	3,891
Proceeds from convertible notes, net		-	-	-	95,795
Proceeds from credit facility, net		-	-	-	97,000
Proceeds from exercise of stock options		3,460	1,026	4,564	7,693
Finance lease payments		(86)	-	(229)	-
Share issue costs		(31)	(83)	(31)	(83)
Interest paid		(1,125)	(1,319)	(2,250)	(1,319)
Net cash generated by financing activities		4,522	1,207	4,358	202,977

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on mineral properties, plant and equipment	5	(10,840)	(56,116)	(26,353)	(338,895)
Restricted cash		-	4,380	-	4,380
Interest received		1,156	172	1,778	406
Net cash used in investing activities		(9,684)	(51,564)	(24,575)	(334,109)

Increase (decrease) in cash and cash equivalents for the period		47,202	(2,887)	134,141	(91,219)

Cash and cash equivalents, beginning of the period		142,495	55,311	56,285	141,791
Effect of foreign exchange rate changes on cash and cash equivalents		621	1,350	(108)	3,202
Cash and cash equivalents, end of the period		$190,318	$53,774	$190,318	$53,774

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited - Expressed in thousands of United States dollars, except for share data)

	Note	Number of common shares	Share capital	Contributed surplus	Equity component of convertible notes	Accumulated other comprehensive loss	Deficit	Total
Balance - December 31, 2016		180,113,252	$1,101,428	$53,072	$-	$(193,772)	$(136,191)	$824,537

Shares issued upon exercise of options	13	985,800	11,280	(3,587)	-	-	-	7,693

Shares issued under flow-through agreement	13	329,000	3,182	-	-	-	-	3,182

Share issue costs	13	-	(83)	-	-	-	-	(83)

Deferred income tax on share issue costs	13	-	22	-	-	-	-	22

Value assigned to options vested	13	-	-	3,005	-	-	-	3,005

Shares issued upon settlement of restricted share units	13	48,652	476	-	-	-	-	476

Equity component of convertible notes, net of taxes		-	-	-	17,841	-	-	17,841

Loss for the period		-	-	-	-	-	(13,733)	(13,733)

Balance - September 30, 2017		181,476,704	$1,116,305	$52,490	$17,841	$(193,772)	$(149,924)	$842,940

Balance - December 31, 2017		182,337,874	$1,125,932	$49,942	$17,603	$(193,772)	$(152,644)	$847,061

Adjustment on adoption of IFRS 9, net of tax		-	-	-	-	(5,768)	5,768	-

Adjusted balance-January 1, 2018		182,337,874	$1,125,932	$49,942	$17,603	$(199,540)	$(146,876)	$847,061

Shares issued upon exercise of options	13	793,325	7,007	(2,443)	-	-	-	4,564

Shares issued under flow-through agreement	13	227,273	1,913	-	-	-	-	1,913

Share issue costs	13	-	(31)	-	-	-	-	(31)

Value assigned to options vested	13	-	-	2,727	-	-	-	2,727

Other comprehensive earnings for the period		-	-	-	-	4,855	-	4,855

Earnings for the period		-	-	-	-	-	33,773	33,773

Balance - September 30, 2018		183,358,472	$1,134,821	$50,226	$17,603	$(194,685)	$(113,103)	$894,862

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

1. NATURE OF OPERATIONS

Pretium Resources Inc. (the "Company") was incorporated under the laws of the Province of British Columbia, Canada on October 22, 2010. The address of the Company’s registered office is Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street, PO Box 49334, Vancouver, BC, V7X 1L4.

The Company was formed for the acquisition, exploration, development and operation of metal resource properties in the Americas. The Company’s primary asset is its wholly-owned underground Brucejack Mine located in northwestern British Columbia.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee.

The Company’s significant accounting policies and the nature of its critical accounting estimates applied in these condensed consolidated interim financial statements are the same as those applied in note 3 of the Company’s annual consolidated financial statements as at and for the year ended December 31, 2017, except for the adoption of IFRS 9, Financial Instruments, (“IFRS 9”) effective January 1, 2018. The details of the impact on adoption and the revised accounting policies were disclosed in our condensed consolidated interim financial statements for the three months ended March 31, 2018.

These condensed consolidated interim financial statements are presented in United States dollars (“USD”), which is the Company’s functional currency. All dollar amounts are expressed in thousands of USD, except for share data, unless otherwise noted as Canadian dollars (“CAD” or “C”).

These interim financial statements were authorized for issue by the Board of Directors on November 8, 2018.

(b) Liquidity

As at September 30, 2018, the Company has cash and cash equivalents of $190,318 and a working capital deficit of $468,482. The working capital deficit includes the current portion of long-term debt comprised of the senior secured term credit facility including accumulated interest of $408,372 and the stream obligation of $233,096. The full amount of the credit facility including accumulated interest is due at maturity on December 31, 2018. On September 24, 2018, the Company provided irrevocable notice to the holders of the stream obligation of its intention to repurchase 100% of the precious metals stream for $237,000 by December 31, 2018.

The Company plans to settle the stream obligation from cash on hand and additional operating cash flows generated in the fourth quarter of 2018. Subsequent to September 30, 2018, the Company signed a commitment letter for a fully underwritten $480,000 debt facility with the Bank of Nova Scotia, Societe Generale and ING Capital Inc. to be drawn to refinance the senior secured credit facility (note 17). This facility would also provide additional funds for the settlement of the stream obligation, if necessary. Upon completion of the debt settlement and refinancing transactions in the fourth quarter of 2018, the Company expects that future operating and debt settlement requirements will be satisfied from operating cash flows.

2. SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

(c) New accounting standard not yet adopted

A new accounting standard has been issued and is relevant to the Company but not yet effective and therefore not been applied in preparing these condensed consolidated interim financial statements:

●
IFRS 16, Leases (“IFRS 16”) addresses accounting for leases and lease obligations. It replaces the existing leasing guidance in IAS 17, Leases. The objective of the new standard is to report all leases on the statement of financial position and to define how leases and lease liabilities are measured. IFRS 16 is effective from January 1, 2019 and must be applied retrospectively, subject to certain practical expedients, using either a full retrospective approach or a modified retrospective approach.

The Company is party to various leases as part of its mining operations. All leases will be recorded on the statement of financial position, except short-term leases and leases of low-value items. This is expected to result in a material increase to both assets (right of use) and liabilities (lease obligations) upon adoption of the standard, and changes to the timing of recognition and classification of expenses associated with such lease arrangements. The Company anticipates an increase in depreciation and depletion expense and interest and finance expense, and a decrease in operating expenses. The Company also anticipates an increase in cash flow from operating activities as lease payments will be recorded as financing outflows in the statement of cash flows.

The Company intends to adopt the modified retrospective approach and not restate balances for the comparative period. The Company continues to compile and review all existing operating leases and service contracts to identify contracts in scope for IFRS 16 and assess contracts for embedded leases.

There are no other IFRS’s or International Financial Reporting Interpretations Committee interpretations that are not yet effective or early adopted that are expected to have a material impact on the Company.

3. RECEIVABLES AND OTHER

	September 30,	December 31,
	2018	2017

Trade receivables	$16,254	$11,067
Prepayments and deposits	3,296	2,064
Tax receivables	857	6,166
Other receivables	20	5
BC Mineral Exploration Tax Credit receivable	-	249
	$20,427	$19,551

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

4. INVENTORIES

	September 30,	December 31,
	2018	2017

Materials and supplies	$10,296	$8,201
Finished metal	8,397	15,309
In-circuit	673	2,163
	$19,366	$25,673

As at September 30, 2018, $2,190 (2017 – $3,344) of depreciation and depletion and $195 (2017 – $371) of site share-based compensation was included in inventory.

5. MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral properties	Construction in progress	Plant and equipment	Exploration and evaluation assets	Total
Cost
Balance, December 31, 2017	$807,519	$5,723	$544,849	$246,463	$1,604,554
Additions	641	14,386	1,106	3,673	19,806
Transfer from construction in
progress to plant and equipment	-	(5,125)	5,125	-	-
Transfer from construction in
progress to mineral properties	448	(448)	-	-	-
Balance, September 30, 2018	$808,608	$14,536	$551,080	$250,136	$1,624,360

Accumulated depreciation and depletion
Balance, December 31, 2017	$14,924	$-	$24,770	$-	$39,694
Depreciation and depletion	26,653	-	23,105	-	49,758
Balance, September 30, 2018	$41,577	$-	$47,875	$-	$89,452

Net book value - September 30, 2018	$767,031	$14,536	$503,205	$250,136	$1,534,908

During the nine months ended September 30, 2018, $49,758 (2017 – $14,920) of depreciation and depletion was recognized in the statement of earnings (loss) and nil (2017 – $1,962) was capitalized within construction in progress.

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30,	December 31,
	2018	2017

Trade payables	$32,584	$35,142
Accrued liabilities	9,292	17,488
Employee benefit liability	4,635	4,783
Restricted share unit liability	3,851	2,730
Royalty payable	307	146
Finance lease obligation	155	-
Accrued interest on convertible notes	93	660
	$50,917	$60,949
Non-current portion of restricted share unit liability	(1,154)	(511)
Non-current portion of finance lease obligation	(81)	-
Current portion of accounts payable and accrued liabilities	$49,682	$60,438

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

7. LONG-TERM DEBT

As at September 30, 2018, the Company’s long-term debt consisted of the following:

	Senior secured term credit facility	Offtake obligation	Stream obligation	Total long-term debt
Balance, December 31, 2017	$365,890	$78,085	$224,020	$667,995
Interest expense including amortization of discount	42,482	-	-	42,482
Settlement of offtake obligation	-	(3,659)	-	(3,659)
Loss (gain) on financial instruments at fair value	-	(7,408)	15,297	7,889
Change in fair value attributable to change in credit risk of financial instruments designated at FVTPL	-	-	(6,221)	(6,221)
Balance, September 30, 2018	$408,372	$67,018	$233,096	$708,486
Current portion of long-term debt	(408,372)	(7,408)	(233,096)	(648,876)
Non-current portion of long-term debt	$-	$59,610	$-	$59,610

(a)
Senior secured term credit facility

Pursuant to the terms of the senior secured term credit facility, the Company borrowed $350,000, which bears interest at a stated rate of 7.5%, compounded quarterly and payable upon maturity. The credit facility was fully drawn at September 30, 2018 and is secured by substantially all of the assets of the Company and its subsidiaries.

The credit facility matures December 31, 2018 and is subject to an extension for one year, at the Company’s option upon payment of an extension fee of 2.5% of the principal amount, including accumulated interest. The Company has the right to repay at par plus accrued interest after the second anniversary of closing. Subsequent to September 30, 2018, the Company signed a commitment letter for a fully underwritten $480,000 debt facility with the Bank of Nova Scotia, Societe Generale and ING Capital Inc. to be drawn to refinance the senior secured credit facility (note 17).

The embedded derivatives associated with the prepayment and extension options are recorded on the statement of financial position as other assets. For the nine months ended September 30, 2018, the change in fair value of these embedded derivatives was a fair value gain of $1,512 (2017 – loss of $1,350).

As a result of the impact of the offtake obligation, the arrangement fees and the prepayment and extension options, the effective interest rate on the credit facility is 15.0%. For the nine months ended September 30, 2018, the Company expensed $42,482 (2017 – $12,803) of interest on the credit facility to the statement of earnings (loss) and capitalized nil (2017 – $22,157) to mineral properties, plant and equipment.

(b)
Offtake obligation

The Company has entered into an agreement pursuant to which it will deliver 100% of refined gold (in excess of any delivered ounces pursuant to the stream obligation) up to 7,067,000 ounces. The final purchase price to be paid by the purchaser will be, at the purchaser’s option, a market referenced gold price in USD per ounce during a defined pricing period before and after the date of each sale.

The Company has the option to reduce the offtake obligation by up to 75% by paying (a) $11 per remaining ounce effective December 31, 2018 or (b) $13 per ounce effective December 31, 2019 on the then remaining undelivered gold ounces.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

7. LONG-TERM DEBT (Cont’d)

For the nine months ended September 30, 2018, the Company delivered 280,035 (2017 – 48,212) ounces of gold under the Offtake agreement. Of the amount settled, the Company physically delivered 186,545 (2017 – 46,922) ounces from doré production and purchased 93,490 (2017 – 1,290) ounces to satisfy delivery of gold produced from concentrate sales. The settlement of the gold ounces resulted in a decrease in the offtake obligation of $3,659 (2017 – $813).

The offtake obligation is recorded at fair value at each statement of financial position date. For the nine months ended September 30, 2018, the change in fair value of the offtake obligation was a fair value gain of $7,408 (2017 – loss of $9,451).

(c)
Stream obligation

Pursuant to the stream, the Company is obligated to deliver, subject to prepayment options, 8% of up to 7,067,000 ounces of refined gold and 8% of up to 26,297,000 ounces of refined silver commencing on January 1, 2020 (less gold and silver sold to date) and a payment of $20,000. Upon delivery, the Company is entitled to (a) for gold, the lesser of $400 per ounce and the gold market price and (b) for silver, the lesser of $4 per ounce and the silver market price. Any excess of market over the fixed prices above are credited against the deposit. Any remaining uncredited balance of the deposit is repayable, without interest, upon the earlier of the date (i) the aggregate stated gold and silver quantities have been delivered and (ii) 40 years.

The Company has the option to repurchase the stream obligation for $237,000 on December 31, 2018 or $272,000 on December 31, 2019. Alternatively, the Company may reduce the stream obligation to (a) 3% on December 31, 2018 (and accelerate deliveries under the stream to January 1, 2019) or (b) 4% on December 31, 2019 (in which case deliveries will commence on January 1, 2020) on payment of $150,000. On September 24, 2018, the Company provided irrevocable notice to the holders of the stream obligation of its intention to repurchase 100% of the precious metals stream for $237,000 by December 31, 2018.

The stream obligation is recorded at fair value at each statement of financial position date. For the nine months ended September 30, 2018, the change in fair value of the stream obligation was a fair value loss of $9,076 (2017 - $17,288). Of the change in fair value, a fair value loss of $15,297 (2017 - $17,288) was recognized in the statement of earnings (loss) and a fair value gain due to the change in the Company’s credit risk of $6,221 ($4,855 net of deferred tax) was recognized in other comprehensive earnings (loss).

As the stream is in substance a debt instrument, the effective interest on the debt host was capitalized as a borrowing cost during the development of the Brucejack Mine. For the nine months ended September 30, 2018, the Company capitalized nil (2017 - $10,119) of interest on the stream debt to mineral properties, plant and equipment. The capitalized interest was reclassified from the loss on financial instruments at fair value recorded in the statement of earnings (loss). The effective interest rate on the stream obligation is 9.5%.

8. CONVERTIBLE NOTES

On February 14, 2017, the Company completed an offering of $100,000 aggregate principal amount of unsecured convertible senior subordinated notes due 2022 (the “Notes”) which mature on March 15, 2022 and bear an interest rate of 2.25% per annum, payable semi-annually in arrears on March 15 and September 15 of each year.

At initial recognition, the net proceeds of the Notes were bifurcated into its debt and equity components of $71,685 and $24,110 ($17,603 net of deferred tax) respectively.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

8. CONVERTIBLE NOTES (Cont’d)

The movement in the debt portion of the Notes during the period comprised the following:

	For the nine months ended	For the year ended
	September 30,	December 31,
	2018	2017

Opening balance	$76,582	$-
Face value of convertible notes	-	100,000
Transaction costs associated with convertible notes	-	(4,205)
Equity component of convertible notes, net of allocated transaction costs
	-	(24,110)
Accretion of convertible notes	4,165	4,897
Ending balance	$80,747	$76,582

For the nine months ended September 30, 2018, $4,165 (2017 – $1,404) of accretion of convertible notes was expensed to the statement of earnings (loss) and nil (2017 – $2,089) was capitalized to mineral properties, plant and equipment.

9. DECOMMISSIONING AND RESTORATION PROVISION

(a) Reclamation bonds

In support of the closure plan for the Brucejack Mine, the Company increased its security through a surety bond by C$8,500, for total surety bonds of C$22,700 in favour of the Ministry of Energy and Mines. The Company was not required to provide collateral for the additional bond. The Company has restricted cash of C$3,550 as collateral for the pre-existing surety bonds which was returned on October 17, 2018.

(b) Decommissioning and restoration provision

The Company has a liability for remediation of current and past disturbances associated with the exploration, development and production activities at the Brucejack Mine. The decommissioning and restoration provision is as follows:

	For the nine months ended	For the year ended
	September 30,	December 31,
	2018	2017

Opening balance	$18,436	$13,675
Change in discount rate	1,092	(1,933)
Accretion of decommissioning and restoration provision	432	465
Change in amount and timing of cash flows	(162)	6,229
Ending balance	$19,798	$18,436

For the nine months ended September 30, 2018, the provision increased due to a decrease in the discount rate. The Company used an inflation rate of 1.9% (2017 – 1.9%) and a discount rate of 2.2% (2017 – 2.5%) in calculating the estimated obligation. The liability for retirement and remediation on an undiscounted basis before inflation is $21,475 (2017 – $21,989).

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

10. REVENUE

For the three and nine months ended September 30, revenue by metal was:

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2018	2017	2018	2017

Gold revenue	$110,407	$70,999	$345,092	$70,999
Silver revenue	1,251	324	4,212	324
Revenue from contracts with customers	$111,658	$71,323	$349,304	$71,323
Loss on trade receivables at fair value	(1,598)	(448)	(3,344)	(448)
	$110,060	$70,875	$345,960	$70,875

For the three and nine months ended September 30, revenue from contracts with customers by product was:

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2018	2017	2018	2017

Gold revenue - doré	$75,404	$60,892	$236,941	$60,892
Gold revenue - concentrate	35,003	10,107	108,151	10,107
Silver revenue - concentrate	673	89	2,342	89
Silver revenue - doré	578	235	1,870	235
	$111,658	$71,323	$349,304	$71,323

11. COST OF SALES

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2018	2017	2018	2017

Consultants and contractors	$24,234	$23,173	$80,502	$23,173
Depreciation and depletion	16,588	14,813	49,662	14,813
Salaries and benefits	10,698	8,017	30,375	8,017
Supplies and consumables	6,786	4,483	21,486	4,483
Royalties and selling costs	5,200	2,933	15,889	2,933
Energy	2,651	1,949	9,352	1,949
Travel and camp accommodation	1,732	2,152	5,082	2,152
Freight	1,247	2,781	3,173	2,781
Camp administrative costs	1,152	1,161	2,657	1,161
Rentals	944	763	2,136	763
Site share-based compensation	589	314	1,633	314
Insurance	365	410	1,099	410
	72,186	62,949	223,046	62,949
Change in inventories	266	(18,037)	8,402	(18,037)
	$72,452	$44,912	$231,448	$44,912

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

12. INTEREST AND FINANCE EXPENSE

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2018	2017	2018	2017

Interest expense on credit facility	$14,841	$12,803	$42,482	$12,803
Interest expense on convertible notes	1,971	1,971	5,848	1,971
Accretion of decommissioning and restoration provision	136	146	432	328
Other interest expense	175	(8)	394	(8)
Bank charges	5	33	28	78
Interest expense on finance leases	4	-	9	-
Interest and finance income	(1,156)	(172)	(1,778)	(406)
	$15,976	$14,773	$47,415	$14,766

13. CAPITAL AND RESERVES

(a)
Share capital

At September 30, 2018, the authorized share capital consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares with no par value.

On July 25, 2018, the Company completed a non-brokered private placement of 227,273 flow-through common shares at a price of C$13.20 per share for gross proceeds of $2,304 before share issuance costs of $31. The Company bifurcated the gross proceeds between share capital of $1,913 and flow-through share premium of $391.

On June 30, 2017 and July 14, 2017, the Company completed two tranches of a private placement of 329,000 flow-through common shares at a price of C$15.20 per flow-through share for combined gross proceeds of $3,891, before share issuance costs of $30. The Company bifurcated the gross proceeds between share capital of $3,182 and flow-through share premium of $709.

(b)
Share options

The following table summarizes the changes in share options for the nine months ended September 30:

	2018		2017
	Number of options	Weighted average exercise price (in CAD)	Number of options	Weighted average exercise price (in CAD)
Outstanding, January 1,	6,454,327	$9.32	7,524,727	$9.05
Granted	215,000	12.13	330,000	12.51
Exercised	(793,325)	7.48	(985,800)	9.41
Expired	(874,250)	13.53	(247,500)	14.85
Forfeited	(31,250)	12.58	(24,375)	10.49
Outstanding, September 30,	4,970,502	$8.98	6,597,052	$8.95

For options exercised during the period, the related weighted average share price at the time of exercise was C$11.06 (2017 – C$12.38).

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

13. CAPITAL AND RESERVES (Cont’d)

The following table summarizes information about share options outstanding and exercisable at September 30, 2018:

	Share options outstanding		Share options exercisable
Exercise prices (in CAD)	Number of options outstanding	Weighted average years to expiry	Number of options exercisable	Weighted average exercise price (in CAD)
$ 5.85 - $7.99	2,330,250	1.36	2,330,250	$6.74
$8.00 - $9.99	1,314,877	2.03	1,314,877	9.20
$10.00 - $11.99	130,000	3.38	77,200	10.73
$12.00 - $13.99	1,160,375	4.19	95,000	13.20
$14.00 - $15.99	35,000	2.86	35,000	15.17
Outstanding, September 30,	4,970,502	2.26	3,852,327	$7.89

The total share-based compensation expense for the nine months ended September 30, 2018 was $2,727 (2017 – $3,005) of which $2,727 (2017 – $1,638) was expensed in the statement of earnings (loss) and nil (2017 – $1,367) was capitalized to mineral properties, plant and equipment.

The following are the weighted average assumptions employed to estimate the fair value of options granted for the nine months ended September 30, 2018 and 2017 using the Black-Scholes option pricing model:

	For the nine months ended
	September 30, 2018	September 30, 2017
Risk-free interest rate	2.16%	1.08%
Expected volatility	63.31%	63.15%
Expected life	5 years	5 years
Expected dividend yield	Nil	Nil

Option pricing models require the input of subjective assumptions including the expected price volatility, and expected option life. Changes in these assumptions may have a significant impact on the fair value calculation.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

13. CAPITAL AND RESERVES (Cont’d)

(c)
Restricted share units (“RSU”)

The following table summarizes the changes in RSU’s for the nine months ended September 30:

	2018		2017
	Number of RSU's	Weighted average fair value (in CAD)	Number of RSU's	Weighted average fair value (in CAD)
Outstanding, January 1,	729,064	$14.41	735,729	$10.65
Granted	-	-	48,652	12.17
Settled	-	-	(48,652)	12.17
Forfeited	(43,521)	11.07	(5,865)	12.33
Outstanding, September 30,	685,543	$10.16	729,864	$11.49

At September 30, 2018, a liability of $3,695 (2017 – $4,221) was outstanding and included in accounts payable and accrued liabilities. For the nine months ended September 30, 2018, $1,049 (2017 – $1,640) was expensed in the statement of earnings (loss) as share-based compensation expense and nil (2017 – $687) was capitalized to mineral properties, plant and equipment.

(d)
Performance share units (“PSU”)

The following table summarizes the changes in PSU’s for the nine months ended September 30:

	2018		2017
	Number of PSU's	Weighted average fair value (in CAD)	Number of PSU's	Weighted average fair value (in CAD)
Outstanding, January 1,	74,140	$14.41	-	$-
Outstanding, September 30,	74,140	$10.16	-	$-

At September 30, 2018, a liability of $156 (2017 – nil) was outstanding and included in accounts payable and accrued liabilities. For the nine months ended September 30, 2018, $140 (2017 – nil) was expensed in the statement of earnings (loss) as share-based compensation expense.

(e)
Earnings (loss) per share

The calculation of diluted earnings per share was based on earnings attributable to ordinary shareholders and the weighted-average number of shares outstanding after adjustments for the effect of potential dilutive shares. For the three and nine months ended September 30, 2018, potential share issuances arising from the exercise of share options and the settlement of restricted share units in common shares were included in the calculation of diluted weighted average shares outstanding as well as their impact on earnings attributable to shareholders of the Company. Potentially dilutive shares associated with the convertible notes and share options (out of the money) were not included in the diluted earnings per share calculation as their effect was anti-dilutive.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

13. CAPITAL AND RESERVES (Cont’d)

The following table summarizes the calculation of basic and diluted earnings (loss) for the period:

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2018	2017	2018	2017

Net earnings (loss) for the period	$10,734	$(6,975)	$33,773	$(13,733)

Basic weighted average number
of common shares outstanding	183,069,568	181,317,140	182,634,260	180,943,434
Effective impact of dilutive securities:
Share options	1,130,740	-	986,977	-
Restricted share units	329,318	-	329,318	-
Diluted weighted average number
of common shares outstanding	184,529,626	181,317,140	183,950,555	180,943,434

Earnings (loss) per share
Basic	$0.06	$(0.04)	$0.19	$(0.08)
Diluted	$0.06	$(0.04)	$0.19	$(0.08)

14. RELATED PARTIES

Transactions with key management

Key management includes the Company’s directors (executive and non-executive) and executive officers including its Executive Chairman (“Exec Chair”), its President and Chief Executive Officer, its Executive Vice President and Chief Financial Officer, its Vice President, Operations, its Vice President and Chief Exploration Officer, and its Executive Vice President, Corporate Affairs and Sustainability.

Directors and key management compensation:

	For the nine months ended
	September 30,	September 30,
	2018	2017
Salaries and benefits	$1,985	$6,219
Share-based compensation	1,801	3,242
	$3,786	$9,461

Under the terms of the Exec Chair’s employment agreement, effective January 1, 2017, the Exec Chair is entitled to a retirement allowance which remains due and payable in full in the event the Exec Chair terminates his employment with the Company. In 2017, the entire retirement allowance was expensed in the amount of $4,469 (C$6,000). The retirement allowance remains a current liability as at September 30, 2018 (note 6).

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

15. FAIR VALUE MEASUREMENTS

The Company’s financial assets and liabilities are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3:	Inputs for the asset or liability that are not based on observable market data

The carrying values of cash and cash equivalents, receivables and other, accounts payable and accrued liabilities and the senior secured term credit facility approximate their fair values due to the short-term maturity of these financial instruments.

The following tables present the Company’s financial assets and liabilities by level within the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

As at September 30, 2018	Carrying value			Fair value
	Designated at	Amortized	Other financial	Level 1	Level 2	Level 3
	FVTPL	cost	liabilities
Financial assets
Cash and cash equivalents	$-	$190,318	$-	$-	$-	$-
Trade receivables	16,254	-	-	-	16,254	-
Other assets	1,644	-	-	-	-	1,644
Restricted cash	-	4,880	-	-	-	-
	$17,898	$195,198	$-	$-	$16,254	$1,644

Financial liabilities
Accounts payable and accrued liabilities	$-	$-	$42,183	$-	$-	$-
Restricted share unit liability	3,851	-	-	-	3,851	-
Senior secured term credit facility	-	-	408,372	-	-	-
Offtake obligation	67,018	-	-	-	-	67,018
Stream obligation	233,096	-	-	-	-	233,096
Debt portion of convertible note	-	-	80,747	-	80,747	-
	$303,965	$-	$531,302	$-	$84,598	$300,114

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

15. FAIR VALUE MEASUREMENTS (Cont’d)

As at December 31, 2017	Carrying value			Fair value
	Designated at	Loans and	Other financial	Level 1	Level 2	Level 3
	FVTPL	receivables	liabilities
Financial assets
Cash and cash equivalents	$-	$56,285	$-	$-	$-	$-
Receivables and other	-	11,067	-	-	11,067	-
Other assets	132	-	-	-	-	132
Restricted cash	-	5,036	-	-	-	-
	$132	$72,388	$-	$-	$11,067	$132

Financial liabilities
Accounts payable and accrued liabilities	$-	$-	$53,436	$-	$-	$-
Restricted share unit liability	2,730	-	-	-	2,730	-
Senior secured term credit facility	-	-	365,890	-	-	-
Offtake obligation	78,085	-	-	-	-	78,085
Stream obligation	224,020	-	-	-	-	224,020
Debt portion of convertible note	-	-	76,582	-	76,582	-
	$304,835	$-	$495,908	$-	$79,312	$302,105

The embedded derivative assets were valued using Monte Carlo simulation valuation models with principal inputs related to the credit facility including the risk-free interest rate and the Company’s and lender’s credit spread.

The offtake and stream obligations were valued using Monte Carlo simulation valuation models. The key inputs used by the Monte Carlo simulation in valuing both the offtake and stream obligations include: the gold forward curve based on Comex futures, long-term gold volatility, call option exercise prices and risk-free rate of return.

In addition, in valuing the stream obligation, management used the following significant observable inputs: the silver forward curve based on Comex futures and the long-term silver volatility and gold/silver correlation.

The valuation of the offtake and stream obligations also require estimation of the Company’s non-performance or credit risk and the anticipated production schedule of gold and silver ounces delivered over the life of mine.

16. CONTINGENCIES

The Company is involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters will take a number of years to resolve. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidation financial position or results of operations.

(a)
Canadian class action

On October 29, 2013, David Wong, a shareholder of the Company, filed a proposed class action against the Company, Robert Quartermain (a director, the President and the CEO of the Company) and Snowden Mining Industry Consultants Ltd. (the “Wong Action”). The Wong Action was filed in the Ontario Superior Court of Justice.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

16. CONTINGENCIES (Cont’d)

The Wong Action claims C$60,000 in general damages on behalf of a class of persons, wherever they reside, who acquired the Company’s securities between July 23, 2013 and October 21, 2013. Snowden Mining Industry Consultants Ltd. is no longer a defendant in the Wong Action.

The plaintiff in the Wong Action brought a motion for leave to commence an action under the secondary market provisions in Part XXIII.1 of the Ontario Securities Act. The motion was heard on May 29 and 30, 2017. The Court allowed the plaintiff’s motion on July 20, 2017. The Company was denied leave to appeal this decision.

The Company believes that the allegations made against it in the Wong Action are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for the Wong Action.

(b)
2013 United States class actions

Between October 25, 2013 and November 18, 2013, five putative class action complaints were filed in the United States against the Company and certain of its officers and directors, alleging that defendants violated the United States securities laws by misrepresenting or failing to disclose material information concerning the Brucejack Mine. All five actions were filed in the United States District Court for the Southern District of New York (the “District Court”).

In January 2014, the District Court ordered that these actions be consolidated into a single action, styled In re Pretium Resources Inc. Securities Litigation, Case No. 13-CV-7552. The District Court appointed as lead plaintiffs in the consolidated action three individuals who are suing on behalf of a putative class of shareholders who purchased or otherwise acquired the Company’s common shares between June 11, 2013 and October 22, 2013.

In March 2014, the plaintiffs filed a consolidated amended class action complaint, which the Company moved to dismiss in May 2014. In July 2014, the plaintiffs filed a second consolidated amended class action complaint (“Second Amended Complaint”). The Company moved to dismiss the Second Amended
Complaint on September 5, 2014. Plaintiffs filed their Opposition to the Company’s Motion to Dismiss on October 20, 2014, and the Company filed a reply brief on November 19, 2014.

In June 2017, the District Court granted the Company’s Motion to Dismiss the Second Amended Complaint. The District Court ruled in favour of the Company and the officers and directors named as defendants on all claims and ordered the case closed. The plaintiffs filed their Notice of Appeal from the decision, to the United States Court of Appeals for the Second Circuit (the “Second Circuit”), on July 10, 2017. The plaintiffs’ opening brief on appeal was filed on October 2, 2017. The Company filed its response brief on December 8, 2017 and the plaintiffs filed their reply brief on December 22, 2017. Oral argument on the plaintiffs’ appeal was heard by the Second Circuit on March 16, 2018.

On May 1, 2018, the Second Circuit affirmed the District Court’s order dismissing the plaintiffs’ Second Amended Complaint in its entirety for failure to state a claim under the U.S. securities laws.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

16. CONTINGENCIES (Cont’d)

(c)
2018 United States class actions

Two putative class action complaints were filed against the Company and certain of its officers in the United States District Court for the Southern District of New York, one on September 7, 2018 and the other on October 19, 2018. Both complaints relate to public disclosures of the Company made between July 2016 and September 2018 regarding the Brucejack Mine. At this time, the Company has not been served with the complaints.

The Company believes that the allegations made against it and its officers in the aforementioned complaints are meritless and, to the extent formal action is commenced on the basis of such complaints, will vigorously defend them.

(d)
Construction claims

On April 24, 2017, Bear Creek Contracting Ltd. (“Bear Creek”) filed a Notice of Civil Claim against the Company (the “Bear Creek Action”) alleging that the Company owes Bear Creek C$14,563 in general damages in connection with work undertaken at the Brucejack Mine transmission line. The Bear Creek Action was filed in the Supreme Court of British Columbia. The Company filed a Response to Civil Claim on July 31, 2017, opposing all of the claims and allegations made. Notices of Civil Claim have also been filed by Blue Max Drilling Inc. (April 24, 2017), More Core Diamond Drilling Services Ltd. (March 27, 2017), and Lakelse Air Ltd. (February 23, 2018) who were subcontractors working under Bear Creek. Responses to Civil Claim have been filed in those actions and the claims are understood to be subsumed in the amount claimed by Bear Creek. It is expected that the four actions will be joined.

The Company believes that the allegations made against it in the Bear Creek Action, and the other actions, are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for any of the actions.

17. SUBSEQUENT EVENTS

On October 4, 2018, the Company signed a commitment letter for a fully underwritten $480,000 debt facility (the “Loan Facility”) with the Bank of Nova Scotia, Societe Generale and ING Capital Inc. Upon execution of the loan documentation and satisfaction of conditions precedent, the Loan Facility is expected to be available by way of a $250,000 senior secured amortizing non-revolving credit facility (the “Term Facility”) and a $230,000 senior secured revolving credit facility (the “Revolving Facility”).

The Loan Facility is expected to be used to refinance the existing construction credit facility, which including unpaid interest, will total $423,776 when due on December 31, 2018. Funds from the Revolving Facility will also be available for general corporate purposes, including, if necessary, the repurchase of 100% of the existing 8% precious metals stream. The Loan Facility will mature four years from the closing date, which is expected in the fourth quarter of 2018.

The Term Facility will require repayment in equal quarterly installments of principal and accrued interest starting the second full quarter following the closing date. The Revolving Facility is required to be reduced to $200,000 six months after the closing date and shall be repayable as a bullet (principal and accrued interest) on the maturity date. The Loan Facility will bear interest at LIBOR plus a margin and includes standard and customary finance terms and conditions including with respect to fees, representations, warranties, covenants and conditions precedent prior to closing.